Exhibit 99.1

AnPac Bio 2021 First Half Revenue Up 128.5% with Non-GAAP Loss Reduced by 18.3%

PHILADELPHIA, October 1, 2021 (GLOBE NEWSWIRE) — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, announced today its unaudited financial results for the six months ended June 30, 2021.

Financial highlights:

•	Total revenues were approximately RMB9.3 million (US$1.4 million) for the six months ended June 30, 2021, representing an increase of 128.5% from approximately RMB4.1 million for the six months ended June 30, 2020.

•	Gross profit margin was approximately 61.4% for the six months ended June 30, 2021, representing an increase of 16.1 percentage points from approximately 45.3% for the six months ended June 30, 2020, primarily due to higher selling prices charged for cancer differentiation analysis (“CDA”)-based tests and improved operational efficiency with higher volume of CDA-based tests performed during the six months ended June 30, 2021.

•	The average selling price (“ASP”) of CDA-based tests was RMB457 (US$71) for the six months ended June 30, 2021, an increase of RMB125, or 38%, from RMB331 in the same period of 2020, primarily due to a broader product offering of more comprehensive multi-cancer detection tests at higher price points.

•	Net loss was approximately RMB57.7 million (US$8.9 million) for the six months ended June 30, 2021, compared to a net loss of approximately RMB56.1 million for the six months ended June 30, 2020. The net loss for the six months ended June 30, 2021 was mainly attributable to approximately RMB4.3 million (US$0.7 million) loss in change in the fair value of convertible debt, approximately RMB10.8 million (US$1.7 million) selling and marketing expenses, RMB5.6 million (US$0.9 million) research and development expenses and approximately RMB41.6 million (US$6.4 million) general and administrative expenses.

•	Non-GAAP net loss[1] was approximately RMB37.4 million (US$5.8 million) for the six months ended June 30, 2021, reduced from a non-GAAP net loss of approximately RMB45.8 million for the six months ended June 30, 2020. Non-GAAP net loss was reduced by 18.3% compared with the six months ended June 30, 2020.

•	Short-term debt was approximately RMB11.7 million (US$1.8 million) as of June 30, 2021, representing an increase of 41.8% from approximately RMB8.2 million as of December 31, 2020. The increase in short-term debt was mainly due to issuance of an additional convertible debentures.

(1)	Non-GAAP net loss is defined as net loss excluding change in fair value of convertible debts and stock-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Business Highlights:

•	The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of June 30, 2021, AnPac Bio had contacted 23,884 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 14,256 individuals.

•	Completed development and evaluation of a second-generation cancer detection sensor with improvements in multiple areas including reduced device cost, improved signal stability, cancer detection sensitivity and specificity.

•	Launched a joint venture to focus on a novel cancer treatment technology and medical device development which leverages AnPac Bio’s deep and extensive knowledge and experience in biophysics and its correlations with cancer occurrence and cancer detection.

•	As of June 30, 2021, the Company filed 247 patent applications globally, among which 148 patents had been granted, including 20 patents granted in the United States, 66 in greater China (including eight in Taiwan), and 62 in other countries and regions.

•	The Company continued to build a cancer risk assessment database, which totaled approximately 237,000 samples as of June 30, 2021, including approximately 193,100 samples from commercial CDA-based tests and approximately 43,900 samples from research studies.

Dr. Chris Yu, AnPac Bio’s Chairman and CEO commented: “We are very pleased with the significant increases in our revenue and commercial cancer testing volume in the first half year, which are strong indications that AnPac Bio’s technology, services and quality are being recognized by the market and gaining traction. Overall, our company is heading in the right direction. We have successfully reduced our non-GAAP loss by 18.3% compared with the same period in 2020 (after excluding stock option and share related compensation and one-time items) and significantly growing our revenue.  In addition, we continue to make progress in our research and development with the launch of our second-generation cancer detection sensor with improved performance, as well as starting a novel cancer treatment project. Our CDA technology is continuing to show exciting results in our on-going follow-up study in general population multi-cancer risk assessment tests. We are fully committed to innovating and developing new products and technologies and working closely with customers to achieve continued growth.”

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and stock-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

Reconciliations of Non-GAAP net loss

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Net loss	(56,077)	(57,689)	(8,937)
Less:
Change in fair value of convertible debts	(7,289)	4,346	673
Stock based compensation expense	17,548	15,897	2,462
Non-GAAP net loss	(45,818)	(37,446)	(5,802)

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 142 issued patents as of March 31, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory and one CLIA registered clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 41,700 clinical samples as of December 31, 2019. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.AnPacBio.com/.

For investor and media inquiries, please contact:

Company:
Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacbio.com

Investor Relations:
Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.